    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 1, 1996.
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                METROCALL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            4812                           54-1215634
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                            ------------------------
                             6677 RICHMOND HIGHWAY
                           ALEXANDRIA, VIRGINIA 22306
                                 (703) 660-6677
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            WILLIAM L. COLLINS, III
                            CHIEF EXECUTIVE OFFICER
                                METROCALL, INC.
                             6677 RICHMOND HIGHWAY
                           ALEXANDRIA, VIRGINIA 22306
                                 (703) 660-6677
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                With a copy to:
                             GEORGE P. STAMAS, ESQ.
                           WILMER, CUTLER & PICKERING
                              2445 M STREET, N.W.
                             WASHINGTON, D.C. 20037
                                 (202) 663-6000
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

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                                                              PROPOSED MAXIMUM    PROPOSED MAXIMUM
            TITLE OF SECURITIES              AMOUNT TO BE      OFFERING PRICE    AGGREGATE OFFERING     AMOUNT OF
             TO BE REGISTERED                 REGISTERED        PER SHARE(1)           PRICE        REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share....     1,554,014         $7.4375           $11,557,979          $3,986
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee, based upon the average of the high and low prices per share of Metrocall, Inc. common stock, par value $.01 per share, on September 25, 1996, as reported on the Nasdaq Stock Market's National Market.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION DATED OCTOBER 1, 1996

PROSPECTUS

                                METROCALL, INC.

                         1,554,014 SHARES COMMON STOCK

                            ------------------------

     This Prospectus relates to the resale of up to an aggregate of 1,554,014 shares of Common Stock, $.01 par value per share (the "Shares") of Metrocall, Inc. ("Metrocall" or the "Company"). Of the 1,554,014 Shares, 1,417,181 Shares were issued to O.R. Estman, Inc. d/b/a Satellite Paging ("Satellite" or the "Selling Stockholder") in connection with the Company's purchase of the assets of Satellite Paging and Dana Paging, Inc. d/b/a Message Network ("Message Network"). The remaining 136,833 Shares may be issued to the Selling Stockholder depending upon certain purchase price adjustments and the market price of the Common Stock on the second business day prior to effectiveness of the registration statement of which this Prospectus is a part. The Shares may be sold from time to time by the Selling Stockholder in brokers' transactions, to market makers or in block placements, at market prices prevailing at the time of sale or at prices otherwise negotiated. See "Selling Stockholder" and "Plan of Distribution."

     The Company will not receive any of the proceeds from the sale of the Shares being sold by the Selling Stockholder. The Company has agreed to bear the expenses incurred in connection with the registration of the Shares. The Selling Stockholder will pay or assume brokerage commissions or similar charges incurred in the sale of the Shares.

     The Company's Common Stock is traded on the Nasdaq National Market ("NNM") under the symbol "MCLL." On September 26, 1996, the last reported sale price of the Common Stock was $7 1/4 per share, as reported by the NNM.

                            ------------------------

THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROSPECTUS HAVE NOT BEEN APPROVED
 OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
  COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     SEE "RISK FACTORS," BEGINNING ON PAGE 4, FOR INFORMATION THAT SHOULD BE CONSIDERED REGARDING THE SECURITIES OFFERED HEREBY.

                            ------------------------

          The date of this Prospectus is                       , 1996.

                             AVAILABLE INFORMATION

     Metrocall is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information may be inspected and copied at the offices of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission in Chicago, Illinois at Northwestern Atrium Center, 500 W. Madison, Suite 1400, Chicago, Illinois 60661 and in New York, New York at 7 World Trade Center, Suite 1300, New York, New York 10048. Such information may also be accessed on the internet at http://www.sec.gov. Copies of such materials may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     Metrocall has filed with the Commission a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), on Form S-3 with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement, or other document referred to are not necessarily complete; with respect to each such contract, agreement, or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed as part thereof, are available for inspection and copying at the Commission's offices as described above.

                            ------------------------

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     Metrocall incorporates herein by reference the following documents filed by it with the Commission (File No. 0-21924) pursuant to the Exchange Act: (i) its Annual Report on Form 10-K for the year ended December 31, 1995; (ii) its Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1996, as amended; (iii) its Current Report on Form 8-K filed on September 13, 1996 and amended on October 1, 1996.

     All documents filed by Metrocall pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated by reference herein.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any subsequently filed document that is deemed to be incorporated herein modifies or supersedes any such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. METROCALL HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS REFERRED TO ABOVE THAT HAVE BEEN OR MAY BE INCORPORATED INTO THIS PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). DOCUMENTS ARE AVAILABLE UPON REQUEST FROM METROCALL, INC., 6677 RICHMOND HIGHWAY, ALEXANDRIA, VIRGINIA 22306, ATTENTION: SHIRLEY B. WHITE, ASSISTANT SECRETARY, TELEPHONE NUMBER 703-660-6677.

                                  THE COMPANY

     Metrocall is currently the sixth largest paging company in the United States, based on 1,109,647 pagers in service at June 30, 1996, providing local, regional and nationwide paging and other wireless messaging services. Metrocall currently operates regional and nationwide paging networks throughout the United States and has historically concentrated its selling efforts in four operating regions: (i) the Northeast (Massachusetts through Delaware); (ii) the Mid-Atlantic (Maryland and the Washington, D.C. metropolitan area); (iii) the Southeast (Virginia and Florida); and (iv) the West (California, Nevada and Arizona). Through the Metrocall Nationwide Wireless Network, Metrocall can provide paging services in approximately 864 U.S. cities which include the top 100 Standard Metropolitan Statistical Areas.

     Metrocall has announced a pending acquisition which, when consummated, will add approximately 220,000 subscribers to its base of pagers in service. In addition, one acquisition was consummated on July 16, 1996 and another was consummated on August 30, 1996, adding approximately 140,000 and 100,000 subscribers, respectively. The merger (the "A+ Network Merger") of the Company and A+ Network, Inc. ("A+ Network") is also pending. Through the acquisitions and the A+ Network Merger, Metrocall will expand its operations into the Midwest, Southwest and Southeast, while strengthening its existing customer base in the Northeast. On a combined basis (pro forma for all acquisitions and the A+ Network Merger), the Company would service a total subscriber base consisting of approximately 2.2 million units in service, and would constitute the fourth largest paging company in the United States. Metrocall was organized as a Delaware corporation in October 1982. The Company's Common Stock is traded on the NNM under the symbol "MCLL". The Company's principal executive offices are located at 6677 Richmond Highway, Alexandria, Virginia 22306 and its telephone number is (703) 660-6677.

                                  RISK FACTORS

     In evaluating the proposed transaction, prospective purchasers should carefully consider the following factors as well as the other matters discussed in this Prospectus.

SUBSTANTIAL INDEBTEDNESS

     Metrocall currently has incurred approximately $222 million in indebtedness, and will assume approximately $125 million of A+ Network indebtedness in the A+ Network Merger. In addition, Metrocall expects to incur additional indebtedness as a result of the Page America Acquisition (estimated at $55 million). Metrocall has a new credit facility (the "New Credit Facility") in the principal amount of $350 million (of which $67 million was drawn as of September 26, 1996 and is included in the incurred indebtedness described above), and intends to use funds available under this facility to fund the pending acquisition and/or to refinance indebtedness of A+ Network that Metrocall will assume in the A+ Network Merger. The Company may also incur additional indebtedness (in the form of draws on the New Credit Facility or otherwise) in connection with future acquisitions or for other purposes. However, the ability to incur additional indebtedness (including draws on the New Credit Facility) is subject to certain limitations in the agreements relating to existing indebtedness and Metrocall currently may not incur additional indebtedness. In particular, Metrocall cannot assume the indebtedness of A+ Network in connection with the A+ Network Merger unless certain financial covenants are not exceeded after assumption of the indebtedness. In order to be in compliance with these covenants after the A+ Network Merger, reported cash flow of Metrocall and A+ Network must increase to a level that is sufficient to allow Metrocall to assume the indebtedness of A+ Network or the overall level of indebtedness that would exist after the A+ Network Merger must be reduced by raising additional equity capital or other means. See "Need for Additional Capital." Moreover, the ability of the Company to meet its debt service and other obligations will be dependent upon the future performance of the Company and its cash flows from operations, which will be subject to financial, business and other factors, certain of which are beyond its control, such as prevailing economic conditions. No assurance can be given that, in the event the Company were to require additional financing, such additional financing would be available on terms permitted by agreements relating to existing indebtedness or otherwise satisfactory to the Company. See "RECENT DEVELOPMENTS -- New Credit Facility."

NEED FOR ADDITIONAL CAPITAL

     As set forth above, Metrocall is seeking to raise additional equity capital in order to insure that it will remain in compliance with certain debt covenants after completion of the A+ Network Merger. In addition, only $100 million of the $350 million under the New Credit Facility is available (subject in any event to compliance with certain financial ratios) until Metrocall raises at least $25 million in additional equity capital, and this capital must be raised before Metrocall can complete the Page America Acquisition. The New Credit Facility will also require Metrocall to raise a further $25 million in equity capital if Metrocall's ratio of cash flow to interest expense is less than 2.0 to 1 for the quarter ended June 30, 1997. See "RECENT DEVELOPMENTS -- New Credit Facility." Metrocall is exploring options for raising up to $50 million of additional equity financing, but there can be no assurance that it will be successful in doing so. Such additional equity may be in the form of additional shares of the Common Stock, preferred stock, or some other instrument. Any equity issued in the form of preferred stock would have preference as to dividends and liquidating distributions over the Common Stock and may contain other terms adversely affecting holders of the Common Stock.

CHALLENGES OF BUSINESS INTEGRATION

     Metrocall has implemented a strategy of acquiring other paging companies and intends to continue to seek additional acquisition candidates. The process of integrating acquired businesses into the Company's operations may result in unforeseen difficulties and may require a disproportionate amount of management's attention and the Company's resources.

     No assurance can be given that additional suitable acquisition candidates can be identified, financed and purchased on acceptable terms, or that future acquisitions, if completed, will be successful. Metrocall also intends to continue to pursue internal growth through expansion of its paging operations. The Company's continued internal growth will depend, in part, upon its ability to attract and retain skilled employees, and the ability of the Company's officers and key employees to manage successfully rapid growth and to implement appropriate management information systems and controls. If the Company were unable to attract and retain skilled employees, manage successfully rapid growth and/or implement appropriate systems and controls, the Company's operations could be adversely affected.

     The paging industry is currently undergoing significant consolidation as various participants seek to accomplish growth strategies similar to those of Metrocall. Although Metrocall is not currently engaged in any negotiations with respect to a business combination involving the acquisition of Metrocall and intends to continue to pursue its own business strategy, an unsolicited proposal to acquire the Company could cause a distraction of management of the Company and impede the Company's ability to accomplish its strategic goals and objectives and could cause significant volatility in the price of the Common Stock.

POSSIBLE IMPACT OF COMPETITION AND TECHNOLOGICAL CHANGE

     The Company will face competition from other paging companies in all markets in which it operates. The wireless communications industry is a highly competitive industry, with price being the primary means of differentiation among providers of numeric messaging services (which account for the majority of the Company's current revenues). Companies in the industry also compete on the basis of coverage area, enhanced services, transmission quality, system reliability and customer service. Certain of the Company's competitors, which include regional and national paging companies, will possess greater financial, technical, marketing and other resources than the Company. In addition, other entities offering wireless two-way communications technology, including cellular telephone and specialized mobile radio services, will also compete with the paging services the Company provides. There can be no assurance that additional competitors will not enter markets served by the Company or that the Company will be able to compete successfully. In this regard, certain long distance carriers have announced their intention to market paging services jointly with other telecommunications services.

     The wireless communications industry is characterized by rapid technological change. Future technological advances in the wireless communications industry could create new services or products competitive with the paging and wireless messaging services provided or to be developed by the Company. Recent and proposed regulatory changes by the FCC are aimed at encouraging such new services and products.

     In particular, in 1994, the FCC began auctioning licenses for new personal communications services ("PCS"). The FCC's rules also provide for the private use of PCS spectrum on an unlicensed basis. PCS will involve a network of small, low-powered transceivers placed throughout a neighborhood, business complex, community or metropolitan area to provide customers with mobile voice and data communications. There are two types of PCS, narrowband and broadband. Narrowband PCS is expected to provide enhanced or advanced paging and messaging capabilities, such as "acknowledgment paging" or "talk-back" paging. Broadband PCS is expected to provide new types of communications devices that will include multi-functional portable phones and imaging devices, which may also have paging and messaging capabilities. PCS systems may compete directly and indirectly with the Surviving Corporation.

     Moreover, changes in technology could lower the cost of competitive services and products to a level where the Company's services and products would become less competitive or to where the Company would be required to reduce the prices of its services and products. There can be no assurance that the Company will be able to develop or introduce new services and products to remain competitive or that the Company will not be adversely affected in the event of such technological developments.

     Technological change also may affect the value of the pagers owned by the Company and leased to its subscribers. If the Company's subscribers requested more technologically advanced pagers, the Company could incur additional inventory costs and capital expenditures if it were required to replace pagers leased to its subscribers within a short period of time.

HISTORY OF NET LOSSES

     Metrocall sustained net losses of $2.2 million, $2.4 million and $20.1 million for the years ended December 31, 1993, 1994 and 1995, respectively, and a loss of $18.6 million for the six months ended June 30, 1996. No assurance can be given that losses can be reversed in the future. In addition, at June 30, 1996, Metrocall's accumulated deficit was $65.5 million. Metrocall's business requires substantial funds for capital expenditures and acquisitions that result in significant depreciation and amortization charges. Additionally, substantial levels of borrowing, which will result in significant interest expense, are expected to be outstanding in the foreseeable future. Accordingly, net losses are expected to continue to be incurred in the future. There can be no assurance that the Company will be able to operate profitably at any time in the future.

SUBSCRIBER TURNOVER

     The results of operations of paging service providers, such as Metrocall, can be significantly affected by subscriber cancellations and by subscribers who switch their service to other carriers. In order to realize net growth in subscribers, disconnected subscribers must be replaced and new subscribers must be added. The sales and marketing costs associated with attracting new subscribers are substantial relative to the costs of providing service to existing customers. Because Metrocall's business is characterized by high fixed costs, disconnections directly and adversely affect operating cash flow. An increase in its subscriber cancellation rate may adversely affect the Company's results of operations.

POTENTIAL FOR CHANGE IN REGULATORY ENVIRONMENT

     The Company's paging operations will be subject to regulation by the FCC and, to a lesser extent, by various state regulatory agencies. There can be no assurance that those agencies will not adopt regulations or take actions that would have a material adverse effect on the business of the Company. Changes in regulation of the Company's paging business or the allocation of radio spectrum for services that compete with the Company's business could adversely affect the Company's results of operations. For example, the FCC is currently engaged in a rule making proceeding whereby it proposes to issue paging licenses on a wide-area basis by competitive bidding (i.e., auctions). Although Metrocall believes that the proposed rule changes may simplify the Company's regulatory compliance burdens, particularly regarding adding or relocating transmitter sites, those rule changes may also increase the Company's costs of obtaining paging licenses.

NO ANTICIPATED STOCKHOLDER DISTRIBUTIONS

     It is not anticipated that the Company will pay cash dividends in the foreseeable future. Certain covenants in the Company's bank credit agreement prohibit the payment of dividends by Company. See "RECENT DEVELOPMENTS -- New Credit Facility."

RELIANCE ON KEY PERSONNEL

     Metrocall is dependent upon the efforts and abilities of a number of its current key management, sales, support and technical personnel. The success of the Company will depend to a large extent upon its ability to retain and continue to attract key employees. The loss of certain of these employees or the Company's inability to retain or attract key employees in the future could have an adverse effect upon the Company's operations.

POSSIBLE VOLATILITY OF STOCK PRICE; SHARES ELIGIBLE FOR FUTURE SALE

     Since the Metrocall Common Stock became publicly traded in July 1993, the closing price has ranged from a low of $6 1/4 per share to a high of $29 per share. The market price of the Metrocall Common Stock may be volatile due to, among other things, technological innovations affecting the paging industry, the Company's acquisition strategy and the shares being registered pursuant to this registration statement. In addition, Metrocall currently has effective registration statements with respect to approximately 6.7 million shares of Metrocall Common Stock held by certain stockholders of Metrocall in addition to the approximately 1.4 million shares registered by the registration statement of which this Prospectus is a part. In addition, Metrocall expects to issue up to approximately 9,042,260 additional shares of Common Stock in connection with the A+ Network Merger. Metrocall also expects to issue additional shares of Metrocall Common Stock in connection with the Page America Acquisition, with the amount of such shares depending on purchase price adjustments under the acquisition agreement and the market price of Metrocall Common Stock at the time of the purchase. Based on second quarter results of Page America and assuming a price of $8 per share for Metrocall Common Stock, the number of additional shares would be approximately 782,000 shares. There can be no assurance that any action taken by holders of these shares or other stockholders would not have an adverse effect on the market price of the Metrocall Common Stock.

CONCENTRATION OF OWNERSHIP

     The Company's current executive officers, directors and their affiliates together beneficially own 31.7% of the outstanding shares of Metrocall Common Stock. In addition, immediately following the effective time of the A+ Network Merger, executive officers, directors and affiliates of the combined entity together will beneficially own 34.2% of the outstanding shares of Metrocall Common Stock. As a result, such persons, if they act together, will have the ability to substantially influence the Company's direction and to determine the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change of control of the Company.

ANTI-TAKEOVER AND OTHER PROVISIONS

     The Company's Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation") and Fourth Amended and Restated Bylaws (the "Bylaws") include provisions that could operate to delay, defer or prevent a change of control in the event of certain transactions such as a tender offer, merger, or sale or transfer of substantially all of the Company's assets. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Board of Directors of the Company. In addition, the New Credit Facility will include, and indentures relating to notes issued by Metrocall include, certain covenants limiting the ability of the Company to engage in certain mergers and consolidations or transactions involving a change of control of the Company.

     The Certificate of Incorporation authorizes the Board of Directors, when considering a tender offer, merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. In addition, the Certificate of Incorporation will generally prohibit the Company from purchasing any shares of the Company's stock from any person, entity or group that beneficially owns five percent or more of the Company's stock at a price exceeding the average closing price for the 20 business days prior to the purchase date, unless a majority of the Company's disinterested stockholders approve the transaction, or as may be necessary to protect the Company's regulatory licenses.

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended ("Section 203"). Under Section 203, a resident domestic corporation may not engage in a business combination with a person who owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock (an "interested stockholder") for a period of three years after the date such person became an interested stockholder, unless (i) prior to such date the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced, or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized by the affirmative vote of holders of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

                              RECENT DEVELOPMENTS

RECENT AND PENDING TRANSACTIONS

     Reflected below is a summary of transactions by Metrocall that were recently completed or are currently subject to binding agreements. Consummation of pending transactions is subject to a number of conditions including, but not limited to, receipt of all necessary regulatory approvals. In addition to the transactions identified below, Metrocall entered into an agreement in April 1996 to purchase the assets of Source One Wireless, Inc. and placed $1 million cash in escrow. On June 26, 1996, Metrocall advised Source One that Source One had failed to meet certain conditions to completion of the transaction and Metrocall terminated the agreement. On September 20, 1996, Source One filed an action in the Circuit Court of Cook County, Illinois, claiming that Metrocall had breached the agreement and seeking specific performance of the purchase agreement or unspecified damages in excess of $80 million. Metrocall believes that it has meritorious defenses to this action and intends to vigorously defend the claims in this action.

  A+ Network, Inc.

     On May 16, 1996, Metrocall entered into an Agreement and Plan of Merger (the "Merger Agreement") with A+ Network.

     Pursuant to the terms of the Merger Agreement, Metrocall purchased 2,140,526 shares of A+ Network Common Stock pursuant to a tender offer dated May 22, 1996 to the holders of such shares and Metrocall purchased 2,210,217 additional shares of A+ Network Common Stock for certain shareholders of A+ Network pursuant to a Shareholders' Option and Sale Agreement dated May 16, 1996 among Metrocall and certain shareholders of A+ Network named therein.

     Upon consummation of the A+ Network Merger, A+ Network will be merged with and into Metrocall. Each share of common stock, par value $.01 per share, of A+ Network outstanding immediately prior to consummation of the Merger (other than shares of such common stock held by Metrocall or any of its subsidiaries, which will be canceled) will be converted into the right to receive: (i) that number of shares of Metrocall Common Stock equal to the Conversion Ratio, (ii) the same number of Variable Common Rights ("VCRs"), plus (iii) cash in respect of fractional shares of Metrocall Common Stock and VCRs (together, the "Metrocall Securities"), if any. The Conversion Ratio shall be determined by dividing $21.10 by the average of the last bid prices for shares of Metrocall Common Stock on the Nasdaq National Market for the 50 consecutive trading days ending on the trading day that is five days prior to the effective time of the A+ Network Merger (the "Average Metrocall Share Price"), except that if the Average Metrocall Share Price is greater than $21.88 or less than $17.90, then the Conversion Ratio shall be .96435 or 1.17877, respectively. Each VCR will entitle the holder to receive the amount, not to exceed $5.00 per VCR (unless increased as described below), by which the market value of the Metrocall Common Stock determined as of the first anniversary of the effective time (the "Effective Time") of the A+ Network Merger (the "Maturity Date") is less than the "Target Price" of $21.10 per share, adjusted downward, but not upward, based on changes in an index composed of average closing bid prices of three other companies in the paging industry. If Metrocall extends the Maturity Date by one year (the "Extended Maturity Date"), the Target Price will increase to $25.10, adjusted as previously described, and the maximum amount which the holder may receive will be $7.00 per VCR. The market value of Metrocall Common Stock for this purpose will be the median of the averages of the last bid price for the Metrocall Common Stock on each trading day during each 20 trading-day period within the 60 trading days prior to the Maturity Date. In addition, if the last bid price of the Metrocall Common Stock exceeds $21.10 on each day during any period of 50 consecutive calendar days after the Effective Time and before the Maturity Date, or, if the Maturity Date is extended, $25.10 on each day during any period of 50 consecutive calendar days after the Maturity Date and before the Extended Maturity Date, then the right to receive payments under the VCRs will terminate. Any amounts payable under the VCRs will be paid in cash, Metrocall Common Stock or shares of preferred stock of Metrocall having economic and other rights substantially equivalent to the rights of holders of shares of Metrocall Common Stock, as determined by Metrocall. Up to 9,042,260 shares of Metrocall Common Stock will be issued in the

A+ Network Merger, and additional shares may be issued if Metrocall elects to make any payments required under the VCRs in the form of shares of Metrocall Common Stock.

     The A+ Network Merger will become effective upon the later of the acceptance by the Secretary of State of the State of Delaware or the Secretary of State of the State of Tennessee of filing of the Certificate of Merger, which is expected to be executed by Metrocall and A+ Network and filed as soon as practicable following approval of the Merger Agreement by the requisite vote of the Metrocall stockholders and the A+ Network shareholders and satisfaction or waiver of the other conditions set forth in the Merger Agreement. Such conditions include (i) the absence of any statute, rule, order, decree or regulation of a governmental entity, or injunction or other court order, that would prohibit the consummation of the A+ Network Merger, (ii) the approval for quotation of the shares of Metrocall Common Stock issuable pursuant to the Merger Agreement on NNM, (iii) receipt of all authorizations, consents and approvals necessary from the FCC and of any other governmental entity necessary for consummation of the A+ Network Merger, (iv) the continued accuracy of the representations and warranties made by each party in the Merger Agreement, and
(v) the absence of any material adverse change in the business, properties, assets, liabilities, financial condition, cash flow, operations, licenses, franchises or results of operations of either party since the date of the Merger Agreement, with certain allowable exceptions. A special meeting of Metrocall's stockholders to vote on the A+ Network Merger is currently scheduled to be held on November 6, 1996.

     The Board of Directors of the corporation surviving the merger of Metrocall and A+ Network (the "Surviving Corporation") will have the same membership as the Board of Directors of Metrocall prior to the Effective Time, except that Steven D. Jacoby and Vincent D. Kelly have both agreed to resign as directors and Ray D. Russenberger and Elliott H. Singer will both be appointed directors. In addition, the executive officers of Metrocall will be the executive officers of the Surviving Corporation. Pursuant to an employment agreement, Charles A. Emling III, currently President and Chief Executive Officer of A+ Network, has agreed, effective as of the Effective Time, to serve as President, Southeast Region of the Surviving Corporation for a term of one year, subject to automatic annual extension unless either party notifies the other that the contract should be terminated and such notice is given at least 90 days before an anniversary of the Effective Time. Mr. Emling's employment agreement also provides for certain severance rights.

     Pursuant to the terms of the Merger Agreement, the A+ Network Merger is required to be consummated by November 16, 1996 subject to extension if final FCC approvals have not been received by that date. If the A+ Network Merger is not consummated or the Merger Agreement otherwise amended, the Company may be required to sell its 40% investment in A+ Network. As of June 30, 1996, the Company's investment in A+ Network together with related goodwill is reflected on the Company's balance sheet at approximately $92 million, which resulted from a cash purchase price of $21.10 per share for approximately 4.4 million shares of A+ Network. The closing market price of A+ Network common stock on September 27, 1996 was $7.75 per share, or a decrease, based upon market value, of approximately $58 million. Therefore, if the Company were required to sell this investment at current market prices, the Company would likely realize a substantial loss upon disposition, which has not been reflected in the pro forma statement incorporated herein.

  Parkway Paging, Inc.

     On July 16, 1996, Metrocall completed the acquisition of Parkway Paging, Inc. of Plano, Texas ("Parkway"). Metrocall paid $25 million in cash and assumed approximately $3.2 million in long-term obligations at closing to complete the acquisition. The Company also incurred direct acquisition costs of $600,000.

  Satellite Paging and Message Network

     On August 30, 1996, Metrocall completed the acquisition of Satellite Paging of Fairfield, New Jersey and Message Network of Boca Raton, Florida. Metrocall paid $17 million in cash and issued 1,417,181 of the Shares subject to this Registration Statement to complete the acquisition. The number of shares issued at closing will be adjusted if necessary so that the aggregate value of the shares issued will be $10,008,843 based upon the average of the midpoints of the closing bid and asked prices of Common Stock for the five trading day period ending on the second business day prior to (a) the effective date of the Registration Statement in the case of shares not held in escrow and (b) the date of release from escrow for shares held in escrow. Additional shares of Common Stock may also be issued as an adjustment to the purchase price based on certain defined performance criteria.

  Page America Group, Inc.

     On April 22, 1996, Metrocall signed a definitive acquisition agreement (the "Page America Agreement") with Page America Group, Inc. of Hackensack, New Jersey ("Page America"). Under the terms of the Page America Agreement, Metrocall will acquire substantially all of the assets of Page America in exchange for $55 million in cash and up to 1.3 million shares of Metrocall Common Stock, subject to adjustment. Pursuant to the terms of the New Credit Facility, Metrocall is required to complete the A+ Network Merger and raise $25 million in new equity financing before completing the acquisition of Page America.

NEW CREDIT FACILITY

     On September 20, 1996, Metrocall entered into an agreement with The Toronto-Dominion Bank and The First National Bank of Boston to amend and restate the loan agreement governing Metrocall's existing credit facility. Subject to certain conditions set forth in the new agreement, Metrocall may borrow up to $350,000,000 under two loan facilities. The first facility ("Facility A") is a $225,000,000 reducing revolving credit facility and the second ("Facility B") is a $125,000,000 reducing credit facility (together Facility A and Facility B are referred to as the "New Credit Facility"). Up to $100,000,000 under Facility A is currently available for borrowing; the remaining $125,000,000 commitment under Facility A and all of the Facility B commitment will become available only after completion of the A+ Network Merger (the "Merger Condition") and the infusion of $25,000,000 of equity (net of reasonable transaction costs) into Metrocall (the "Equity Condition"). Amounts borrowed under Facility B may only be used to refinance the 11 7/8% Senior Subordinated Notes due 2005 of A+ Network. If the Merger Condition and Equity Condition have not been completed on or prior to December 16, 1996, the remaining $125,000,000 commitment under Facility A and the commitment under Facility B will terminate automatically. The New Credit Facility has a term of eight years and is secured by substantially all the assets of Metrocall. Required quarterly principal repayments begin on March 31, 2000 and continue through December 31, 2004.

     The New Credit Facility contains various covenants that, among other restrictions, require Metrocall to maintain certain financial ratios, including total debt to annualized operating cash flow (not to exceed 6.6 to 1.0 through September 30, 1996 and declining thereafter), senior debt to annualized operating cash flow, annualized operating cash flow to pro forma debt service, total sources of cash to total uses of cash and operating cash flow to interest expense (in each case, as such terms are defined in the agreement relating to the New Credit Facility). As a result, as of October 1, 1996, Metrocall is not entitled to draw any of the $33 million remaining available under Facility A. The New Credit Facility also requires Metrocall to raise at least $50 million in new equity if its ratio of cash flow to interest expense is less than 2.0 to 1 for the quarter ended June 30, 1997. The covenants also limit additional indebtedness and future mergers and acquisitions (other than the A+ Network Merger and the acquisition of Page America) without the approval of the lenders and restrict the payment of cash dividends and other stockholder distributions by Metrocall during the term of the New Credit Facility. The New Credit Facility also prohibits certain changes in ownership control of Metrocall, as defined, during the term of the New Credit Facility.

     Under the New Credit Facility, Metrocall may designate all or any portion of the borrowings outstanding as either a floating base rate advance or a Eurodollar rate advance with an applicable margin that ranges from 0.0% to 1.750% for base rate advances and 0.75% to 2.750% for Eurodollar rate advances. The predefined margins will be based upon the level of indebtedness outstanding relative to annualized cash flow, as defined in the agreement relating to the New Credit Facility. As of September 27, 1996, the interest rate on base rate advances was 10.0% and no Eurodollar rate advances were outstanding. Commitment fees of 0.25% to 0.375% per year (depending on the level of Metrocall's indebtedness outstanding to annualized cash flow) will be charged on the average unused balance and will be charged to interest expense as incurred. Under the New Credit Facility, Metrocall must obtain and maintain interest rate protection on at least 50% of Metrocall's outstanding debt; all fixed rate debt, including the 10 3/8% Senior Subordinated Notes due 2007, will count against the requirement.

                                   MANAGEMENT

     It is anticipated that the directors and executive officers of the Company upon completion of the A+ Network Merger will be as follows:

              NAME                   AGE                          POSITION
---------------------------------    ----    --------------------------------------------------
Richard M. Johnston..............    61      Chairman of the Board (term expires in 1999)
William L. Collins, III..........    46      President, Chief Executive Officer and Director
                                             (term expires in 1997)
Harry L. Brock, Jr...............    61      Director (term expires in 1999)
Ronald V. Aprahamian.............    50      Director (term expires in 1998)
Suzanne S. Brock.................    58      Director (term expires in 1997)
Francis A. Martin, III...........    53      Director (term expires in 1997)
Elliott H. Singer*...............    55      Director (term expires in 1998)
Ray D. Russenberger*.............    41      Director (term expires in 1999)
Steven D. Jacoby*................    38      Chief Operating Officer and Vice President
Vincent D. Kelly*................    37      Chief Financial Officer, Treasurer and Vice
                                             President
Charles A. Emling III............    43      President, Southeast Region

---------------

*Messrs. Jacoby and Kelly are currently directors of Metrocall and have agreed to resign as of the Effective Time of the A+ Network Merger. Metrocall has agreed in the Merger Agreement to use its best efforts to cause Messrs. Singer and Russenberger to be appointed to fill the vacancies created by such resignations.

     There is currently one vacancy on the Board of Directors. Pursuant to a voting agreement among certain shareholders, Harry L. Brock has the right to identify a person to fill this vacancy, and a person so identified shall be appointed upon approval of a majority of the Board of Directors. Mr. Brock has identified a person to fill this vacancy and his appointment is under consideration by the Board of Directors.

     Set forth below is certain biographical information regarding the directors and executive officers of the Company upon completion of the A+ Network Merger.

     Ronald V. Aprahamian has been a member of the Board of Directors of Metrocall since May 1995. Mr. Aprahamian is Chairman and Chief Executive Officer of The Compucare Company, a healthcare computer software services firm. Mr. Aprahamian also serves as a Consulting Director for the Riggs National Bank of Washington, D.C., and serves on the board of directors of Sunrise Assisted Living, Inc.

     Harry L. Brock, Jr. founded Metrocall and has served as Chairman of the Board (through January 1996) and President (through August 1995) and a director of Metrocall since 1982, and its predecessor companies since 1965. Mr. Brock was a founding partner of Cellular One of Washington, one of the first operating cellular systems. Mr. Brock is the husband of Suzanne S. Brock.

     Richard M. Johnston has served as Chairman of the Board of Directors of Metrocall since January 1996, and has been a member of the Board of Directors since September 1994. Mr. Johnston has been Vice President for Investments of The Hillman Company, an investment firm which is a greater than 5% beneficial owner of Metrocall's Common Stock, since 1970.

     Suzanne S. Brock has been a director of Metrocall since 1982 and was Secretary (through May 1996) and Treasurer (through August 1995) of Metrocall. Ms. Brock has been employed by Metrocall and its predecessor companies since 1965. Ms. Brock is the wife of Harry L. Brock, Jr.

     William L. Collins III has been President and Chief Executive Officer of Metrocall since January 1996 and has served as Director and Vice Chairman of the Board since September 1994. From 1988 to 1994, Mr. Collins was the Chairman of the Board, Chief Executive Officer, President and a director of FirstPAGE USA, Inc. and its predecessor companies. Mr. Collins serves as Chairman of the Board of Directors of USA Telecommunications, Inc. From 1977 to 1988, Mr. Collins was President of C&C, Inc. ("C&C"), a national communications marketing and management company.

     Francis A. Martin III has been a member of the Board of Directors of Metrocall since November 1994. Mr. Martin is a principal of U.S. Media Group and Chairman of the Board, President and Chief Executive officer of U.S. Media Holdings, Inc., having previously served as President and Chief Executive Officer of Chronicle Broadcasting Company, a publicly-held television broadcasting company.

     Ray D. Russenberger has been Vice Chairman of A+ Network since October 24, 1995, and previously served as Chairman of the Board and Chief Executive Officer of Network since December 1988. From 1985 to 1990, he founded and was President of Network Paging Corporation, a paging company he sold to Mobile Communications Corporation of America, a wholly-owned subsidiary of BellSouth Corporation.

     Elliott H. Singer has been Chairman of the Board of A+ Network since A+ Network's formation in 1985, and also served as Chief Executive Officer of A+ Network from 1985 to January 15, 1996. Mr. Singer was the owner and chief executive officer of A+ Network's predecessor entities, through which he had been engaged in the telemessaging service business since 1974 and in the paging business since 1983.

     Steven D. Jacoby has been Chief Operating Officer and Vice President of Metrocall since September 1994. Mr. Jacoby joined Metrocall from FirstPAGE USA, Inc. where he served as Chief Operating Officer, Vice President and Secretary since 1988. Mr. Jacoby has been a director of Metrocall since September 1994. Mr. Jacoby was a principal of C&C, a national communications marketing and management company. Mr. Jacoby was Director of Operations for Vanguard Cellular Systems, Inc. from 1985 to 1987.

     Vincent D. Kelly has been the Chief Financial Officer and Vice President of Metrocall since January 1989. Mr. Kelly has also served as Treasurer since August 1995. Mr. Kelly also served dual roles as Chief Operating Officer and Chief Financial Officer from February 1993 through August 31, 1994, when Metrocall acquired FirstPAGE USA, Inc. Mr. Kelly has been a director of Metrocall since 1990. Prior to joining Metrocall, Mr. Kelly was an accountant with Bruner, Kane & McCarthy, Ltd., certified public accountants.

     Charles A. Emling III has been President, Chief Operating Officer and a director of A+ Network since October 24, 1995, and also became Chief Executive Officer of A+ Network on January 15, 1996. Mr. Emling had previously been President and a director of Network since 1989. Prior to such time, he was a Vice President of First National Bank of Lafayette (Louisiana).

     Certain stockholders of Metrocall holding approximately 40.3% of the issued and outstanding shares of Metrocall Common Stock (prior to the A+ Network Merger) are parties to a voting agreement (the "Voting Agreement") pursuant to which the stockholders agreed to vote for up to seven persons designated by various of the stockholders to serve as directors of Metrocall. In connection with the adoption of the Merger Agreement, these stockholders have agreed to amend the Voting Agreement to provide for its termination effective as of the Effective Time of the A+ Network Merger, but have agreed to vote in favor of the reelection of Ms. Brock when her term expires at the next Metrocall annual meeting and in favor of the election of Messrs. Singer and Russenberger to fill the vacancies created by the resignations of Messrs. Jacoby and Kelly. Messrs. Singer and Russenberger have separately agreed to vote shares of Metrocall Common Stock they hold at the next Metrocall annual meeting in favor of the reelection of Ms. Brock.

     Mr. Collins, Mr. Jacoby, and Mr. Kelly entered into new employment contracts approved by the Compensation Committee and dated May 15, 1996. The new contracts did not change the salary or benefits of any of those officers, except that Metrocall will now be responsible for certain life insurance premiums incurred by Mr. Collins. The term of employment for each of the officers was extended to December 31, 1999 from December 31, 1996 (for Mr. Collins), August 31, 1998 (for Mr. Jacoby), and June 1, 1999 (for Mr. Kelly). In addition, Mr. Collins' contract now includes a provision (similar to that in Messrs. Jacoby's and Kelly's contracts) for automatic one-year extensions on anniversaries of May 15.

     Each of Messrs. Collins', Jacoby's and Kelly's contracts provides that, if the executive's employment is terminated without cause, if the executive terminates the contract for good reason, or if the executive's employment is terminated by reason of death or disability, Metrocall will pay the executive or his estate the full base salary and benefits (in connection with termination without cause or resignation for good reason) that would otherwise have been paid to the executive during the remaining term of the agreement. Terminations without cause or resignations for good reason would also require Metrocall to pay the executive, at his election, the difference between the fair market value of stock subject to options (including those otherwise unexercisable) and the price he would have had to pay to exercise the options. If the executive voluntarily terminates employment (other than for good reason), Metrocall will pay the executive one year's base salary and benefits under the contract. The reasons for resignation for good reason under the revised contracts include the termination of any of the others for reasons other than cause, death, or disability.

     Messrs. Collins, Jacoby, and Kelly entered into separate change of control agreements approved by the Compensation Committee as of May 15, 1996 to run through December 31, 1999 (with automatic extensions). Changes of control are defined as: (i) any action required to be reported pursuant to Item 6(e) of
Schedule 14A as a "change of control" (generally a 50% change in share ownership but other changes may also qualify), (ii) any person's acquiring more than 25% of the voting power of Metrocall voting stock, unless with the prior approval of the Board, (iii) changes in Board membership such that during any two consecutive years, Board members at the beginning constitute less than a majority of the Board at the end (including as Board members at the beginning of the period any directors added during the period with approval of two-thirds of the Board), (iv) a merger or reorganization in which Metrocall does not survive or in which the outstanding shares of Metrocall are converted into other shares or securities (except through a reincorporation or setting up a holding company); (v) a more than 50% turnover of voting power in a merger, reorganization, or other similar transaction approved by stockholders, unless 75% of the Board carries over to the new entity; or (vi) any other event the Board determines constitutes a change of control. A change of control is also deemed to occur if the executive is removed at the request of a third party who has taken steps to effect a change of control or the termination was otherwise caused by a change of control. Under the change of control agreements, executives would be entitled to payment of three times the sum of their salary and most recent bonus within 30 days after termination of employment after a change of control (other than termination for death, disability, or cause), together with a payment of the option spread (as described above under terminations of employment), paid health coverage for up to 18 months, and certain other benefits. Payments would be grossed up, as necessary, to provide that the executive receives his payments net of any excise taxes and any taxes on the excise payment (but the executive would remain responsible for any income taxes on the payment).

     Messrs. Collins, Jacoby and Kelly hold options to acquire 100,000, 100,000 and 206,588 shares of Metrocall Common Stock, respectively. On September 18, 1996, the Compensation Committee of the Metrocall Board of Directors changed the exercise price of all non-qualified options outstanding to all current employees of Metrocall as of that date to equal $7.9375 per share, the closing price of Metrocall Common Stock on that date. Prior to this action: Mr. Collins' options were exercisable until January 16, 2006 for a price of $19.125; Mr. Jacoby's options were exercisable until July 26, 2005 for a price of $20.25 (50,000 shares), until January 16, 2006 for a price of $19.125 (25,000 shares) and until February 7, 2006 for a price of $20.25 (25,000 shares); and Mr. Kelly's options were exercisable until November 8, 2003 for a price of $19.50 (72,000 shares), until May 23, 2004 for a price of $13.00 (34,588 shares), until July 26, 2005 for a price of $20.25 (50,000 shares), until January 16, 2006 for a price of $19.125 (25,000 shares) and until February 7, 2006 for a price of $20.25 (25,000 shares).

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholder.

                              SELLING STOCKHOLDER

     The following table sets forth certain information regarding beneficial ownership of the Shares as of September 26, 1996 and the number of Shares which may be offered for the account of the Selling Stockholder or its transferees or distributees from time to time. Because the Selling Stockholder may sell all or any part of its Shares pursuant to this Prospectus, no estimate can be given as to the number of Shares that will be held by the Selling Stockholder upon termination of this offering. The amounts set forth below are to the best of the Company's knowledge. See "Plan of Distribution."

                         NUMBER OF SHARES
                           BENEFICIALLY
     SELLING         OWNED PRIOR TO OFFERING        NUMBER OF SHARES WHICH MAY
   STOCKHOLDER                (1)(2)             BE SOLD IN THIS OFFERING (1)(2)
-----------------    ------------------------    --------------------------------
O.R. Estman, Inc.           1,554,014                       1,554,014

---------------
(1) Includes 136,833 shares which may be issued depending upon certain purchase price adjustments and the market price of the Common Stock on the second business day prior to the effectiveness of this Registration Statement.
(2) Includes an aggregate of 212,389 Shares which are held in escrow pursuant to
    the terms of an Amended and Restated Escrow Agreement dated as of       ,
    1996, among Metrocall, the Selling Stockholder and certain other parties (the "Escrow Agreement"). Such Shares may not be released from escrow and sold hereunder except in compliance with all terms and conditions of the Escrow Agreement.

                              PLAN OF DISTRIBUTION

     The Shares offered hereby may be sold by the Selling Stockholder or by its pledgees, donees, transferees or other successors in interest. Such sales may be made at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Shares may be sold by one or more of the following: (a) one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the Shares held by the Selling Stockholder as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchase by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between the Selling Stockholder and purchasers without a broker-dealer. The Selling Stockholder may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers will receive compensation in negotiated amounts in the form of discounts, concessions, commissions or fees from the Selling Stockholder and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Such brokers or dealers or other participating brokers or dealers and the Selling Stockholder may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, in connection with such sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this Prospectus.

     The Asset Purchase Agreement dated as of February 28, 1996, as amended on August 30, 1996 (the "Asset Purchase Agreement"), by and among Satellite and Message Network (collectively, the "Seller"), Bertram M. Wachtel, Edward R. Davalos and Kevan D. Bloomgren (collectively, the "Stockholders" and individually, a "Stockholder"), and Metrocall provides that for a period of two years from the closing under the Asset Purchase Agreement (the "Closing"), no Seller or Stockholder may sell, assign, transfer, pledge or otherwise dispose of any Shares unless such Seller or Stockholder shall first have offered to sell such Shares to Metrocall. Upon such an offer, Metrocall has the right to purchase all, but not less than all, of the Shares subject to such offer for a price per share equal to the opening ask price on the date of the sale less 3%. In addition, the Asset Purchase Agreement provides that for a period of six months from the Closing, Metrocall or its designee shall have the option to purchase any Shares held by a seller or stockholder and not offered for sale as described in the immediately preceding sentences for a price equal to the greater of (i) the Issue Price (as defined below) or (ii) the opening ask price immediately following the delivery of notice of the exercise of this option less 3%. The "Issue Price" is equal to the average of the midpoints of the closing bid and ask prices of Metrocall Common Stock for the five trading day period ending on the second business day prior to the effective date of this Registration Statement.

     This Registration Statement shall remain effective until all Shares could immediately be sold pursuant to Rule 144 and Rule 145(d) under the Securities Act of 1933 without regard to the volume limitations.

                                 LEGAL MATTERS

     The issuance of the Shares will be passed upon for the Company by Wilmer, Cutler & Pickering, Washington, D.C.

                                    EXPERTS

     The audited consolidated financial statements of the Company and the combined financial statements of O.R. Estman, Inc. and Dana Paging, Inc. (dba Satellite Paging and Message Network, respectively) incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

     The audited financial statements of Parkway Paging, Inc. as of December 31, 1995 and 1994 and for each of the three years ended December 31, 1995 incorporated by reference in this prospectus have been audited by Hutton, Patterson & Company, independent auditors, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 of A+ Network, Inc. and Subsidiaries incorporated in this prospectus by reference from Metrocall, Inc.'s Current Report on Form 8-K/A filed on September 27, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements as of December 31, 1994 and 1993 and for the two years in the period ended December 31, 1994, relating to Network Paging Corporation, included by reference in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Page America Group, Inc. (New York and Chicago Operations) at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing in Metrocall, Inc.'s Current Report on Form 8-K/A dated September 30, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

------------------------------------------------------
------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF CLASS A COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH THE OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THIS DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information..................    2
Incorporation of Certain Information by
  Reference............................    2
The Company............................    3
Risk Factors...........................    4
Recent Developments....................    8
Management.............................   11
Use of Proceeds........................   14
Selling Stockholder....................   14
Plan of Distribution...................   14
Legal Matters..........................   15
Experts................................   15

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                1,554,014 SHARES

                                METROCALL, INC.

                                  COMMON STOCK

                              --------------------

                                   PROSPECTUS

                              --------------------
                                                , 1996

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE OF DISTRIBUTION.

     Estimated expenses (other than underwriting discounts and commissions) payable in connection with the sale of the Common Stock offered hereby are as follows:

        SEC Registration...................................................   $ 3,986
        Nasdaq Listing Fee.................................................    17,500
        Legal Fees and Expenses............................................     5,000
        Accounting Fees and Expenses.......................................     5,000
        Printing Fees and Expenses.........................................     5,000
        Miscellaneous......................................................     8,514
                                                                              -------
             Total.........................................................   $45,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporate Law ("DGCL") empowers a Delaware corporation to indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify such persons against expenses (including attorneys' fees) in actions brought by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and to the extent the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Court of Chancery or other such court shall deem proper. To the extent such person has been successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for in, or granted pursuant to, Section 145 is not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

     Section 145 also provides that a corporation may maintain insurance against liabilities for which indemnification is not expressly provided by the statute.

     Section 6 of the Metrocall Amended and Restated Certificate of Incorporation provides for indemnification of the directors, officers, employees and agents of Metrocall to the full extent currently permitted by the DGCL.

     In addition, the Metrocall Amended and Restated Certificate of Incorporation, as permitted by Section 102(b) of the DGCL, limits directors' liability to Metrocall and its stockholders by eliminating liability in damages for breach of fiduciary duty. Section 5.5 of the Metrocall Amended and Restated Certificate of Incorporation provides that neither Metrocall nor its stockholders may recover damages from Metrocall directors for breach of their fiduciary duties in the performance of their duties as directors of

Metrocall. As limited by Section 102(b), this provision cannot, however, have the effect of indemnifying any director of Metrocall in the case of liability
(i) for a breach of the director's duty of loyalty, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transactions for which the director derived an improper personal benefit.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

           2.1     Amendment to Asset Purchase Agreement dated as of August 30, 1996 by and among O.R. Estman, Inc. d/b/a Satellite Paging, Dana Paging, Inc. d/b/a
                   Message Network, Bertram M. Wachtel, Edward R. Davalos and Kevan D.
                   Bloomgren, and Metrocall, Inc.(a)
           4.1     Specimen Certificate representing the Metrocall, Inc. Common Stock.(b)
           5.1     Opinion of Wilmer, Cutler and Pickering as to the legality of the securities being registered.*
          10.1     Amended and Restated Loan Agreement among Metrocall, Inc., The
                   Toronto-Dominion Bank and The First National Bank of Boston with The
                   Toronto-Dominion Bank as "Documentation Agent," The First National Bank of
                   Boston as "Syndication Agent," The Toronto-Dominion Bank and The First
                   National Bank of Boston as "Managing Agents," and Toronto Dominion (Texas),
                   Inc. as "Administrative Agent."
          23.1     Consent of Wilmer, Cutler & Pickering (included in Exhibit 5).
          23.2     Consent of Arthur Andersen LLP, as independent public accountants for
                   Metrocall, Inc.
          23.3     Consent of Arthur Andersen LLP, as independent public accountants for O.R.
                   Estman, Inc. and Dana Paging, Inc. dba Satellite Paging.
          23.4     Consent of Hutton, Patterson & Company, as independent public accountants for Parkway Paging, Inc.
          23.5     Consent of Deloitte & Touche LLP, as independent public accountants for A+
                   Network, Inc.
          23.6     Consent of Price Waterhouse LLP, as independent public accountants for
                   Network Paging Corporation.
          23.7     Consent of Ernst & Young LLP, as independent public accountants for Page
                   America Group, Inc.
          23.8     Consent of Ray D. Russenberger to be named as a director in the Prospectus.
          23.9     Consent of Elliott H. Singer to be named as a director in the Prospectus.
          24       Power of Attorney (included in signature pages of this Registration
                   Statement).
    (b)  No financial statement schedules are required to be filed herewith pursuant to Item
         21(b) of this Form.
    (c)  The exhibits required pursuant to Item 21(c) of this Form are furnished as part of the
                                                          Joint Proxy Statement/Prospectus.

---------------
 *   To be filed by amendment.

(a) Incorporated by reference to Metrocall, Inc.'s Report on Form 8-K filed with the Commission on September 13, 1996, as amended on October 1, 1996.

(b) Incorporated by reference to Metrocall's Registration Statement on Form S-1, as amended (File No. 33-63886), filed with the Commission on July 12, 1993.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (c) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that paragraphs (c)(1)(i) and (c)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ALEXANDRIA, COMMONWEALTH OF VIRGINIA, ON SEPTEMBER 26, 1996.

                                          METROCALL, INC.

                                          By:        /S/ VINCENT D. KELLY
                                            ------------------------------------
                                            Name: Vincent D. Kelly
                                            Title:  Vice President and CFO

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of Metrocall, Inc., hereby severally constitute and appoint William L. Collins III and Vincent D. Kelly, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement (including post-effective amendments), and generally to do all such things in our names and in our capacities as officers and directors to enable Metrocall, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                             CAPACITY                        DATE
-----------------------------------   -----------------------------------   -------------------
    /S/ WILLIAM L. COLLINS, III       President, Chief Executive Officer             September 26, 1996
-----------------------------------                   and
       WILLIAM L. COLLINS, III            Director (Principal Executive
                                                   Officer)

                                        Vice President, Chief Financial              September 26, 1996
    /S/ VINCENT D. KELLY                            Officer
-----------------------------------    and Director (Principal Financial
       VINCENT D. KELLY                     and Accounting Officer)

   /S/ RICHARD M. JOHNSTON                  Chairman of the Board                    September 27, 1996
-----------------------------------
        RICHARD M. JOHNSTON

        /S/ RONALD V. APRAHAMIAN                   Director                          September 26, 1996
-----------------------------------
       RONALD V. APRAHAMIAN
                                                   Director
-----------------------------------
        HARRY L. BROCK, JR.
                                                   Director
-----------------------------------
         SUZANNE S. BROCK

         /S/ FRANCIS A. MARTIN, III                Director                          September 26, 1996
-----------------------------------
      FRANCIS A. MARTIN, III

       /S/ STEVEN D. JACOBY                        Chief Operating Officer and       September 26, 1996
-----------------------------------
         STEVEN D. JACOBY

                                 EXHIBIT INDEX

EXHIBIT NO.                                 DESCRIPTION                                   PAGE NO.
-----------  --------------------------------------------------------------------------   --------
     2.1     Amendment to Asset Purchase Agreement dated as of August 30, 1996 by and among O.R. Estman, Inc. d/b/a Satellite Paging, Dana Paging, Inc. d/b/a
             Message Network, Bertram M. Wachtel, Edward R. Davalos and Kevan D.
             Bloomgren, and Metrocall, Inc.(a).........................................
     4.1     Specimen Certificate representing the Metrocall, Inc. Common Stock.(b)....
     5.1     Opinion of Wilmer, Cutler and Pickering as to the legality of the securities being registered.*.............................................
    10.1     Amended and Restated Loan Agreement among Metrocall, Inc., The Toronto-
             Dominion Bank and The First National Bank of Boston with The
             Toronto-Dominion Bank as "Documentation Agent," The First National Bank of
             Boston as "Syndication Agent," The Toronto-Dominion Bank and The First
             National Bank of Boston as "Managing Agents," and Toronto Dominion
             (Texas), Inc. as "Administrative Agent."..................................
    23.1     Consent of Wilmer, Cutler & Pickering (included in Exhibit 5).............
    23.2     Consent of Arthur Andersen LLP, as independent public accountants for
             Metrocall, Inc............................................................
    23.3     Consent of Arthur Andersen LLP, as independent public accountants for O.R.
             Estman, Inc. and Dana Paging, Inc. dba Satellite Paging...................
    23.4     Consent of Hutton, Patterson & Company, as independent public accountants for Parkway Paging, Inc...................................................
    23.5     Consent of Deloitte & Touche LLP, as independent public accountants for A+
             Network, Inc..............................................................
    23.6     Consent of Price Waterhouse LLP, as independent public accountants for
             Network Paging Corporation................................................
    23.7     Consent of Ernst & Young LLP, as independent public accountants for Page
             America Group, Inc........................................................
    23.8     Consent of Ray D. Russenberger to be named as a director in the
             Prospectus................................................................
    23.9     Consent of Elliott H. Singer to be named as a director in the
             Prospectus................................................................
    24       Power of Attorney (included in signature pages of this Registration
             Statement)................................................................

---------------
 *   To be filed by amendment.

(a) Incorporated by reference to Metrocall, Inc.'s Report on Form 8-K filed with the Commission on September 13, 1996, as amended on October 1, 1996.

(b) Incorporated by reference to Metrocall's Registration Statement on Form S-1, as amended (File No. 33-63886), filed with the Commission on July 12, 1993.